February 20, 2007

United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Attn: Rufus Decker, Accounting Branch Chief

RE:	The Allied Defense Group, Inc. Item 4.02 Form 8-K
Filed February 9, 2007 File No. 1-11376

Dear Mr. Decker:

In response to the SEC’s letter dated December 13, 2006, the Company is pleased to provide the following responses to the Commission’s request for additional information regarding our Form 8-K filed on February 9, 2007.
The Company’s Form 8-K has been amended to include a statement that the management of the Company has discussed that matters disclosed in the filing pursuant to the Item 4.02(a) with the Company’s independent accountant.
WE understand that when we file the amended Form 10-Q for the quarter ended September 30, 2006, we will appropriately address that the Company is:

•	Fully compliant with SFAS 154 paragraphs 25 and 26,
•	All affected portions of the Form 10-Q, including the MD&A have been updated for the restatement
•	Item 4 disclosures will be updated to include:
	º	a discussion of the restatement and the facts and circumstances surrounding it,
	º	how the restatement impacted the CEO and CFO’s original conclusions regarding effectiveness of their disclosure controls and procedures,
	º	changes to internal controls over financial reporting, and
	º	changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature
The Company will refer in the document to Items 307 and 308c of Regulation S-K.
•	All certifications in the amended Form 10-Q will be updated.

The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Monte L. Pickens

Monte L. Pickens
Executive Vice President and COO